Mail Stop 4561

December 18, 2008

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China

Re: China Properties Developments, Inc.
        File No. 000-50637
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. Lou:

      We have reviewed your response letter dated November 3, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

J – Revenue Recognition, page F-9

1.   We are unclear how you have responded, in full to our prior comment 1. Expand your response, and your financial statement disclosure, to describe the criteria under GAAP the Company must meet in order to recognize revenue and how the Company meets those criteria. In your response, reference SFAS 66, SAB 104 and any other authoritative literature you have relied upon to develop your accounting policies.

Form 10-Q for the quarterly period ended June 30, 2008

Note 13, Business Combination, page 20

2.   We have considered your response to our prior comment 4 and remain unclear how you have accounted for the acquisition of the Shaanxi Xin Yuan Real Estate Co. Please provide a more detailed response explaining the contracts you have entered into with Shaanxi Xin Yuan Real Estate Co. Ltd, and the accounting conclusion you made related to those agreements. In your response, explain to us how Xi'an Jaihui Real Estate Co. could own a 54% interest in the acquired entity prior to and after the acquisition while Shaanxi Xin Yuan Real Estate Co., Ltd already owns an 84% control interest in the entity both before and after the transaction.

        Please respond to the comments included in this letter within ten business days. Please submit your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3629.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief